



Filed pursuant to Rule 497(a)
File No. 333-234243
Rule 482ad

EAGLE POINT INCOME COMPANY

QUARTERLY UPDATE – 1Q 2020

MAY 21, 2020

IMPORTANT INFORMATION



This presentation and the information and views included herein do not constitute investment advice, or a recommendation or an offer to enter into any transaction with Eagle Point Income Company Inc. ("EIC" or the "Company") or any of its affiliates. This presentation is provided for informational purposes only, does not constitute an offer to sell securities of the Company or a solicitation of an offer to purchase any such securities, is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted, and is not a prospectus. From time to time, the Company may have a registration statement relating to one or more of its securities on file with the Securities and Exchange Commission ("SEC"). Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement filed with the SEC is effective.

This presentation is solely for the use of the intended recipient(s). The information and its contents are the property of Eagle Point Income Management LLC (the "Adviser") and/or the Company. Any unauthorized dissemination, copying or use of this presentation is strictly prohibited and may be in violation of law. This presentation is being provided for informational purposes only.

Investors should read the Company's prospectus and SEC filings (which are publicly available on the EDGAR Database on the SEC website at http://www.sec.gov) carefully and consider their investment goals, time horizons and risk tolerance before investing in the Company. Investors should consider the Company's investment objectives, risks, charges and expenses carefully before investing in securities of the Company as described in the prospectus. There is no guarantee that any of the goals, targets or objectives described in this presentation will be achieved. An investment in the Company is not appropriate for all investors and is not intended to be a complete investment program. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their net asset value, which may increase investors' risk of loss. Past performance is not indicative of, or a guarantee of, future performance. The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company's performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein. More recent performance information current to the most recent month-end is available by calling (844) 810-6501.

Neither the Adviser nor the Company provides legal, accounting or tax advice. Any statement regarding such matters is explanatory and may not be relied upon as definitive advice. Investors should consult with their legal, accounting and tax advisers regarding any potential investment. The information presented herein is as of the dates noted and is derived from financial and other information of the Company, and, in certain cases, from third party sources and reports (including reports of third party custodians, CLO collateral managers and trustees) that have not been independently verified by the Company. As noted herein, certain of this information is estimated and unaudited, and therefore subject to change. The Company does not represent that such information is accurate or complete, and it should not be relied upon as such. This report does not purport to be complete and no obligation to update or revise any information herein is being assumed.

Information contained on our website is not incorporated by reference into this report and you should not consider information contained on our website to be part of this report or any other report we file with the SEC.

ABOUT EAGLE POINT INCOME COMPANY

The Company is a non-diversified, closed-end management investment company. The Company's investment objective is to generate high current income, with a secondary objective to generate capital appreciation, by investing primarily in junior debt tranches of CLOs. In addition, the Company may invest up to 20% of its total assets (at the time of investment) in CLO equity securities and related securities and instruments (primarily via minority ownership positions). The Company is externally managed and advised by Eagle Point Income Management LLC.

In addition to the Company's regulatory requirement to file certain quarterly and annual portfolio information as described further in the enclosed report, the Company makes a monthly estimate of NAV and certain additional financial information available to investors via our website (www.eaglepointincome.com). This information includes (1) an estimated range of the Company's net investment income and realized capital gains or losses per share of common stock for each calendar quarter end, generally made available within the first fifteen days after the applicable calendar month end, (2) an estimate of the Company's NAV (or an estimated range of the Company's NAV) per share of common stock for the prior month end and certain additional portfolio-level information, generally made available within the first fifteen days after the applicable calendar month end, and (3) with respect to each calendar quarter end, an updated estimate of the Company's NAV per share of common stock, if applicable, and net investment income and realized capital gains or losses per share for the applicable quarter, if available.

FORWARD-LOOKING STATEMENTS

These materials may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this presentation may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the prospectus and the Company's other filings with the SEC. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this presentation.

TABLE OF CONTENTS



1. Introduction to Eagle Point Income Company (EIC)

2. Senior Investment Team and Investment Process

3. CLO Market Overview

4. EIC Supplemental Information

5. Selected Market Data

INTRODUCTION TO
EAGLE POINT INCOME COMPANY





INTRODUCTION TO EIC
Company and Adviser Overview



The Company: Eagle Point Income Company Inc.

IPO Date	▪ July 23, 2019
Investment Objective	▪ Primary objective is to generate high current income, with a secondary objective to generate capital appreciation ▪ Seek to achieve these objectives by investing primarily in junior debt tranches of CLOs with a focus on BB-Rated CLO Debt[1] ▪ Up to 20% of assets may be invested in CLO equity and related securities and investments[2]
Market Capitalization	▪ $54.8 million[3]
Distributions	▪ Monthly common distribution of $0.08 per share (current distribution rate of 10.5%)[4]

The Adviser: Eagle Point Income Management LLC

History	▪ Eagle Point Income Management LLC is the Adviser to the Company. The Adviser is affiliated with Eagle Point Credit Management LLC (together with the Adviser, "Eagle Point"), the external adviser of Eagle Point Credit Company Inc. (NYSE: ECC) ▪ Eagle Point Credit Management was formed in 2012 by Thomas Majewski and Stone Point Capital ▪ Eagle Point is headquartered in Greenwich, CT and has 30 professionals
Asset Under Management	▪ Approximately $2.2 billion[5] managed across the Eagle Point platform on behalf of institutional, high net worth and retail investors

1. As rated by Moody's Investors Service, Inc., Standard & Poor's, Fitch Ratings, Inc. and/or other applicable nationally recognized statistical rating organizations. This may include ratings of BB+, BB and BB-, or the equivalent. Securities rated BBB- and below are rated below investment grade and are considered speculative with respect to timely payment of interest and repayment of principal.

2. As measured at the time of investment and primarily via minority ownership positions.

3. Based on shares of common stock outstanding as of March 31, 2020 and the market share price of $9.10 as of May 14, 2020.

4. Based on EIC's closing market price of $9.10 per share on May 14, 2020 and frequency of regular distributions declared since April 2020. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. For the fiscal period ending December 31, 2019, as reported on the Company's 2019 Form 1099-DIV, none of the distributions made by the Company were comprised of a return of capital. The composition of future distributions may vary and may consist of a return of capital. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". **Not a guarantee of future distributions or yield.**

5. As of March 31, 2020 and inclusive of capital commitments that were undrawn as of such date, as well as amounts managed by Eagle Point Credit Management LLC, an affiliate of the Adviser.



EIC Highlights

CLO Junior Debt is an Attractive Asset Class	▪ BB-Rated CLO Debt has had a relatively **low historical default rate** of 7 bps per annum[1] ▪ We believe that BB-Rated CLO debt offers the potential for higher returns as compared to senior secured loans and high yield bonds ▪ The Credit Suisse Leveraged Loan Index has generated positive total returns in 26 of the past 28 years[2]
Specialized Investment Team	▪ Eagle Point is focused on CLO securities and related investments ▪ Each member of Eagle Point's senior investment team is a CLO industry specialist who has been directly involved in the CLO market for the majority of his career
Differentiated Investment Strategy and Process	▪ With an emphasis on assessing the skill of CLO collateral managers and analyzing CLO structures, the Adviser believes that its approach is more akin to a *private equity style* investment approach than to the typical process used by many fixed income investors

1. Standard & Poor's, Default, Transition, and Recovery: 2017 Annual Global Leveraged Loan CLO Default Study And Rating Transitions. See page 6.
2. The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the S&P/LSTA Leveraged Loan Index experienced only two down years (2008 and 2015 with returns of -29.1% and -0.7%, respectively). The S&P/LSTA Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments. See page 13.

Past performance is not indicative of, or a guarantee of, future performance. Please see Important Information on page 1.







INTRODUCTION TO EIC

Why Invest in BB-Rated CLO Debt?

EAGLE POINT INCOME COMPANY

Key Attributes

- Potential for lower credit expense
- Potential for higher returns
- Expected protection against rising interest rates[1]

Potential For Lower Credit Expense

From 1996 - 2Q 2018, the cumulative default rate on BB-Rated CLO Debt was 1.5% (or ~ 7 bps per annum)[2]

1.5%
(20 out of 1,347 tranches)
98.5%
(1,327 out of 1,347 tranches)
BB-Rated CLO Debt tranches that did not default
BB-Rated CLO Debt tranches that defaulted

Potential For Higher Returns

	12/31/2018	12/31/2019	5/14/2020
JPM CLO AAA Post Crisis Discount Margin	146	128	202
JPM CLO AA Post Crisis Discount Margin	207	180	261
JPM CLO A Post Crisis Discount Margin	285	260	359
JPM CLO BBB Post Crisis Discount Margin	407	367	633
JPM CLO BB Post Crisis Discount Margin	734	722	1305

2000
1800
1600
1400
1200
1000
800
600
400
200
0
1/3/2012
1/3/2013
1/3/2014
1/3/2015
1/3/2016
1/3/2017
1/3/2018
1/3/2019
1/3/2020
1305 bps
633 bps
359 bps
261 bps
202 bps
Incremental Return Opportunities

Source: J.P. Morgan, Bloomberg, as of May 14, 2020.

Past performance is not indicative of, or a guarantee of, future performance. No representation is being made as to the applicability of historical statistics to future periods. The information shown herein is for background purposes only. Please see Important Information on page 1.

1. Similar to the senior secured loans that serve as the underlying collateral for CLOs, BB-Rated CLO debt is a floating rate security that pays interest based on the 3-month LIBOR, plus a spread and, as a result, is expected to have lower interest rate risk than other fixed income securities in a rising interest rate environment. However, the Company's CLO investments are still subject to other forms of interest rate risk.
2. Standard & Poor's, Default, Transition, and Recovery: 2017 Annual Global Leveraged Loan CLO Default Study And Rating Transitions; Adviser's analysis of market data over applicable periods. The default rate on BB-Rated CLO Debt for the period from 1996 through 2Q 2018 is 1.5% (or just 0.07% per annum) as compared to 2.7% per annum for senior secured loans (from 1998 through 2Q 2018, the period for which the data is available) and 4.3% per annum for high-yield bonds (from 1996 through 2Q 2018).



SENIOR INVESTMENT TEAM AND INVESTMENT PROCESS



INVESTMENT PROCESS
Senior Investment Team





Thomas Majewski
Managing Partner
Chairman and
Chief Executive Officer

24
Years in
Financial Services

18
Years in
CLO Industry

Background

Direct experience in the CLO market dating back to the late 1990s

Founder of Eagle Point

- Longstanding experience as a CLO industry investor and investment banker

- Former Head of CLO Banking at RBS and Merrill Lynch



Daniel Ko
Principal and Portfolio Manager

14
Years in
Financial Services

14
Years in
CLO Industry

Background

Direct experience in the CLO market dating back to 2006

CLO structuring specialist

- Specialized exclusively in structured finance throughout entire career

- Former Vice President at Bank of America Merrill Lynch in the CLO structuring group responsible for modeling the projected deal cash flows, negotiating deal terms with both debt and equity investors and coordinating the rating process



Daniel Spinner, CAIA
Principal and Portfolio Manager

24
Years in
Financial Services

18
Years in
CLO Industry

Background

Direct experience in the CLO market dating back to the late 1990s

Manager evaluation and due diligence specialist

- Former Investment Analyst at 1199SEIU responsible for the private markets portfolios

- Former Co-Founder of Structured Capital Partners, a financial holding company formed to invest in CLO collateral managers

- Credit trained at Chase Manhattan Bank where he spent seven years in the Financial Institutions Group, with coverage responsibility for asset managers including CLO collateral managers



INVESTMENT PROCESS

Investment Strategy and Process

EAGLE POINT INCOME COMPANY

- With an emphasis on assessing the skill of CLO collateral managers and analyzing CLO structures, the Adviser believes that its approach is more akin to a *private equity-style investment approach* than to the process used by many fixed income investors
- The Adviser believes that Eagle Point's relative size and prominence in the CLO market enhances the Company's ability to source investments and secure attractive allocations

✓ **Proactive sourcing and identification of investment opportunities**

✓ **Methodical investment analysis and due diligence process**

✓ **Ongoing monitoring and risk management**

Goal →

Outperform the CLO market over the long-term

Reflects the Adviser's current opinions and investment process only, which are subject to change without notice. There is no assurance that the Company will achieve its objectives or that the Adviser's investment process will achieve its desired results.

CLO MARKET OVERVIEW





CLO MARKET OVERVIEW
The CLO Market is Large and Important to the Loan Market



The CLO market is the largest source of capital for the institutional senior secured loan market[1]

U.S. Leveraged Loans Outstanding ($ Billions)[1]



7% CAGR[3]

2014	2015	2016	2017	2018	2019	YTD 2020
$830	$881	$887	$959	$1,150	$1,198	$1,203

U.S. CLO Outstanding ($ Billions)[2]



CLOs Oustanding ($B) — CLO Count (#)

12% CAGR[3]

2014	2015	2016	2017	2018	2019	YTD 2020
$371	$427	$445	$495	$586	$673	$680

Demand for Senior Secured Loans[1,4]



Other Investors 42%

CLOs 58%

1. Source: S&P Capital IQ, as of March 31, 2020.
2. Source: Refinitiv Leveraged Loan Monthly, as of March 31, 2020.
3. CAGR is an abbreviation for Compound Annual Growth Rate.
4. Represents average demand for newly issued leveraged loans from 2016 through Q1 2020.

CLO MARKET OVERVIEW
Senior Secured Loans are the Raw Material of CLOs



Senior secured loans represent direct credit exposure

Senior	Senior position in a company's capital structure
Secured	First lien security interest in a company's assets
Floating Rate	Mitigates interest rate risk associated with fixed rate bonds[1]
Low LTV	Senior secured loans often have a loan-to-value ratio of approximately 40-60%[2]

Illustrative Borrower Capital Structure

Assets	Liabilities and Equity	% of Capital Structure
• Cash • Receivables • Inventory • Property • Plant • Equipment • Brands/Logos • Intangibles • Subsidiaries	**Senior Secured Loans** First priority pledge of assets	**40-60%**
	Subordinated Bonds Generally unsecured	**10-20%**
	Equity Dividends restricted while Senior Secured Loan is outstanding	**30-50%**

Illustrative purposes only. The actual capital structure of a borrower may vary.

Moody's Average Recovery Rate (1987–2016)[3]



Source: Moody's Investors Service – Annual Default Study: Corporate Default and Recovery Rates, 1920-2016.

Past performance is not indicative of, or a guarantee of, future performance. Please see Important Information on page 1.

1. BB-Rated CLO Debt is a floating rate security that pays interest based on 3-month LIBOR plus a spread and, as a result, is expected to have lower interest rate risk than high yield bonds, which are fixed income securities, in a rising interest rate environment. However, such investments are still subject to other forms of interest rate risk.

2. Loan-to-value ratio is typically based on market values as determined in an acquisition, by the public in the case of publicly traded companies, or by private market multiples and other valuation methodologies in the case of private companies.

3. No representation is being made as to the applicability of historical relative recovery rates to future periods. The information shown herein is for background purposes only.

CLO MARKET OVERVIEW
The CSLLI has had 26 Years of Positive Total Returns in its 28 Year History




Credit Suisse Leveraged Loan Index ("CSLLI") Annual Total Return[1]


Annualized Return: 5.0%[1]

Year	Return
1992	6.8%
1993	11.2%
1994	10.3%
1995	8.9%
1996	7.5%
1997	8.3%
1998	5.3%
1999	4.7%
2000	4.9%
2001	2.7%
2002	1.1%
2003	11.0%
2004	5.6%
2005	5.7%
2006	7.3%
2007	1.9%
2008	-28.8%
2009	44.9%
2010	10.0%
2011	1.8%
2012	9.4%
2013	6.2%
2014	2.1%
2015	-0.4%
2016	9.9%
2017	4.2%
2018	1.1%
2019	8.2%
YTD 2020	-13.2%

Past performance is not indicative of, or a guarantee of, future performance. Please see Important Information on page 1.

1. The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the S&P/LSTA Leveraged Loan Index experienced only two down years (2008 and 2015 with returns of -29.1% and -0.7%, respectively). The S&P/LSTA Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments.

Source: Credit Suisse, as of March 31, 2020.

CLO MARKET OVERVIEW
Loan Market Repayment Rate



Loan repayments provide capital for reinvestment within CLOs

■ Annual Repayment Rate —— Average

- 2003: 48.9%
- 2004: 56.4%
- 2005: 48.2%
- 2006: 44.7%
- 2007: 37.3%
- 2008: 8.8%
- 2009: 14.8%

23.6% Cumulative Repayments

- 2010: 26.9%
- 2011: 40.1%
- 2012: 38.7%
- 2013: 46.9%
- 2014: 27.6%
- 2015: 21.1%
- 2016: 29.6%
- 2017: 38.1%
- 2018: 24.1%
- 2019: 21.7%
- YTD 2020: 23.9%

Source: S&P LCD, as of March 31, 2020.





CLO MARKET OVERVIEW

CLOs are Securitizations of a Portfolio of Senior Secured Loans

EIC focuses primarily in junior debt tranches of CLOs, with a focus on BB-Rated CLO Debt

CLO Assets
CLO Liabilities and Equity
Primarily Floating Rate Loan Collateral
Portfolio of Primarily Senior Secured Loans
Typically B-Rated on Average
AAA-Rated Debt Tranche
60-65%
AA-Rated Debt Tranche
9-13%
A-Rated Debt Tranche
5-9%
BBB-Rated Debt Tranche
4-6%
BB-Rated Debt Tranche
4-6%
Unrated Equity Tranche
8-11%
Primarily Floating Rate CLO Debt
The Company's Primary Focus

Key Characteristics of CLO Structure

- No mark-to-market triggers (i.e., no margin calls or forced sales)
- Match funded (i.e., limited refinancing risk on CLO debt)[1]
- Ability to reinvest loan principal (i.e., actively managed)

The CLO structure highlighted on this page is a hypothetical structure, and the structure of CLOs in which the Company invests may vary from the example.

1. Since a CLO's indenture typically requires that the maturity dates of a CLO's assets (typically 5 to 8 years from the date of issuance of a senior secured loan) be shorter than the maturity date of the CLO's liabilities (typically 12 to 13 years), CLOs generally do not face refinancing risk on the CLO debt. However, CLO investors do face reinvestment risk with respect to a CLO's underlying portfolio. In addition, in most CLO transactions, CLO debt investors are subject to prepayment risk in that the holders of a majority of the equity tranche can direct a call or refinancing of a CLO, which would cause the CLO's outstanding CLO debt securities to repaid at par.





CLO MARKET OVERVIEW

Key Forms of Credit Enhancement for CLO Debt Investors

EAGLE POINT INCOME COMPANY

CLO debt benefits from structural features and covenants that enhance its credit protection

- **Overcollateralization**
  - At a CLO's inception, the principal value of the loan collateral exceeds the principal amount of the CLO debt outstanding (i.e., the CLO debt is "overcollateralized" by excess loan collateral)
- **Excess Spread**
  - Since the spread on a CLO's loan collateral exceeds the spread on the CLO debt, this excess spread serves as a source of credit enhancement for CLO debt investors
- **Non-Static Structure**
  - The structure of CLOs enables the CLO collateral manager to take advantage of periods of market stress and loan price volatility by re-investing principal proceeds from loan repayments and sales into loans potentially at lower prices and wider spreads

In the Adviser's opinion, these "self-correcting" structural features of CLOs offer a margin of safety for CLO debt investors and have contributed to the low historical default rate on CLO debt[1]

1. Reflects the Adviser's current opinion only and is subject to change without notice. Investments in CLO securities are subject to risk, including the full loss of principal.



EIC SUPPLEMENTAL INFORMATION





EIC SUPPLEMENTAL INFORMATION[1]

Income Statement and Balance Sheet Highlights

	Q1 2020 (Unaudited)	Q4 2019	Q3 2019 (Unaudited)
(Dollar amounts are per share of common stock)[2]			
Weighted Average Effective Yield on the Portfolio[3]	9.54%	9.34%	8.79%
U.S. GAAP Net Investment Income ("NII")	$0.43	$0.31	$0.26
U.S. GAAP Realized Gain/(Loss)	($2.48)	-	-
Total U.S.GAAP NII and Realized Gain/(Loss)	($2.05)	$0.31	$0.26
Common Share Distributions Paid[4]	($0.40)	($0.40)	($0.29)
Common Share Market Price (period end)	$10.70	$18.76	$19.35
Net Asset Value (period end)	$8.99	$19.34	$19.27
$ Premium / (Discount)	$1.71	($0.58)	$0.08
% Premium / (Discount)	19.0%	(3.0%)	0.4%
(Figures Below are in Millions, Except Shares Outstanding)			
Assets			
CLO Debt	$48.5	$116.7	$95.7
CLO Equity	13.0	17.0	13.2
Cash	0.0	0.2	8.9
Receivables and Other Assets	8.8	3.0	2.2
Liabilities			
Borrowings Under the Credit Facility (Net of Deferred Financing Cost)	(15.4)	(13.6)	-
Payables and Other Liabilities	(0.8)	(6.9)	(4.0)
Net Assets	$54.1	$116.4	$116.0
Weighted Avg of Common Shares for the Period	6,018,273	6,018,273	5,635,799
Common Shares Outstanding at End of Period	6,018,273	6,018,273	6,018,273

1. Certain of the information contained herein is unaudited as noted above. The information shown above is derived from the Company's March 31, 2020 interim quarterly unaudited financial statements, December 31, 2019 audited financial statements and September 30, 2019 interim quarterly unaudited financial statements and/or other related financial information.
2. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.
3. Please see footnote 2 on page 21 for important information related to weighted average effective yield.
4. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. For the fiscal period ending December 31, 2019, as reported on the Company's 2019 Form 1099-DIV, none of the distributions made by the Company were comprised of a return of capital. The composition of future distributions may vary and may consist of a return of capital. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". **Not a guarantee of future distributions or yield.**



EIC SUPPLEMENTAL INFORMATION[1]

Portfolio Detail – Q1 2020

Issuer	Investment	Principal Amount	Cost	Mark	Fair Value	Coupon / Effective Yield
BB-Rated CLO Debt						
AGL CLO I Ltd.	CLO Secured Note - Class E	$3,000,000	$2,915,025	55.29	$1,658,700	L+7.10%
Ares XLIV CLO Ltd.	CLO Secured Note - Class D	3,000,000	2,992,548	63.25	1,897,500	L+6.55%
Ares XLV CLO Ltd.	CLO Secured Note - Class E	800,000	786,037	58.32	466,560	L+6.10%
Barings CLO Ltd. 2018-IV	CLO Secured Note - Class E	750,000	746,591	54.63	409,725	L+5.82%
Battalion CLO XII Ltd.	CLO Secured Note - Class E	1,458,000	1,407,310	54.97	801,463	L+6.09%
Black Diamond CLO 2016-1, Ltd.	CLO Secured Note - Class D-R	1,050,000	983,693	47.22	495,810	L+5.60%
Black Diamond CLO 2017-1, Ltd.	CLO Secured Note - Class D	3,600,000	3,591,341	53.16	1,913,760	L+6.60%
Canyon CLO 2019-1, Ltd.	CLO Secured Note - Class E	3,000,000	2,915,302	55.94	1,678,200	L+6.68%
Carlyle US CLO 2018-1, Ltd.	CLO Secured Note - Class D	550,000	548,356	51.81	284,955	L+5.75%
Carlyle US CLO 2018-2, Ltd.	CLO Secured Note - Class D	3,900,000	3,776,779	45.11	1,759,290	L+5.25%
Carlyle US CLO 2019-1, Ltd.	CLO Secured Note - Class D	2,100,000	2,047,422	57.24	1,202,040	L+6.70%
CIFC Funding 2015-I, Ltd.	CLO Secured Note - Class E-RR	2,600,000	2,557,058	49.87	1,296,620	L+6.00%
CIFC Funding 2018-II, Ltd.	CLO Secured Note - Class D	950,000	934,289	57.51	546,345	L+5.85%
CIFC Funding 2019-III, Ltd.	CLO Secured Note - Class D	2,717,000	2,634,481	55.18	1,499,241	L+6.80%
CIFC Funding 2019-V, Ltd.	CLO Secured Note - Class D	5,500,000	5,393,544	57.21	3,146,550	L+6.84%
CIFC Funding 2019-VI, Ltd.	CLO Secured Note - Class E	3,050,000	2,959,901	55.59	1,695,495	L+7.40%
Cook Park CLO, Ltd.	CLO Secured Note - Class E	1,000,000	982,844	59.74	597,400	L+5.40%
Dryden 37 Senior Loan Fund, Ltd.	CLO Secured Note - Class E-R	500,000	482,088	52.08	260,400	L+5.15%
First Eagle BSL CLO 2019-1 Ltd.	CLO Secured Note - Class D	3,100,000	2,883,587	54.15	1,678,650	L+7.70%
LCM XVIII, L.P.	CLO Secured Note - Class E-R	600,000	598,258	48.83	292,980	L+5.95%
Madison Park Funding XLII, Ltd.	CLO Secured Note - Class E	1,400,000	1,333,634	58.44	818,160	L+6.05%
Madison Park Funding XXVII, Ltd.	CLO Secured Note - Class D	1,250,000	1,160,992	55.68	696,000	L+5.00%
Marathon CLO IX, Ltd.	CLO Secured Note - Class D	4,050,000	3,994,909	42.50	1,721,250	L+6.05%
Marathon CLO XIII, Ltd.	CLO Secured Note - Class D	3,500,000	3,332,353	44.26	1,549,100	L+6.98%
MidOcean Credit CLO X	CLO Secured Note - Class E	4,000,000	3,986,091	45.78	1,831,200	L+7.44%
OCP CLO 2019-17, Ltd.	CLO Secured Note - Class E	3,000,000	2,787,618	54.54	1,636,200	L+6.66%
Octagon Investment Partners 37, Ltd.	CLO Secured Note - Class D	1,200,000	1,175,110	53.52	642,240	L+5.40%
Octagon Investment Partners 38, Ltd.	CLO Secured Note - Class D	3,300,000	3,232,031	54.71	1,805,430	L+5.70%
Octagon Investment Partners 39, Ltd.	CLO Secured Note - Class E	950,000	942,218	54.52	517,940	L+5.75%
Octagon Investment Partners 41, Ltd.	CLO Secured Note - Class E	5,012,500	4,959,788	51.07	2,559,884	L+6.90%
Octagon Investment Partners 42, Ltd.	CLO Secured Note - Class E	950,000	927,119	57.79	549,005	L+6.62%
OZLM XXI, Ltd.	CLO Secured Note - Class D	4,150,000	4,049,670	48.00	1,992,000	L+5.54%
Palmer Square CLO 2018-1, Ltd.	CLO Secured Note - Class D	570,000	530,879	55.19	314,583	L+5.15%
Rockford Tower CLO 2018-2, Ltd.	CLO Secured Note - Class E	4,275,000	4,168,116	58.15	2,485,913	L+6.00%
TICP CLO IX, Ltd.	CLO Secured Note - Class E	2,500,000	2,324,681	58.00	1,450,000	L+5.60%
Vibrant CLO VI, Ltd.	CLO Secured Note - Class E	4,100,000	4,031,973	42.29	1,733,890	L+5.75%
Vibrant CLO VIII, Ltd.	CLO Secured Note - Class D	1,750,000	1,697,582	46.18	808,150	L+5.75%
York CLO-2 Ltd.	CLO Secured Note - Class E-R	1,605,000	1,510,329	55.98	898,479	L+5.65%
B-Rated CLO Debt						
CIFC Funding 2018-IV, Ltd.	CLO Secured Note - Class E	$2,000,000	$1,844,006	46.27	$925,400	L+7.70%
CLO Equity						
CIFC Funding 2019-VI, Ltd.	CLO Subordinate Note	$6,000,000	$4,980,000	63.00	$3,537,403	18.56%
Madison Park Funding XXXVII, Ltd.	CLO Subordinate Note	4,000,000	3,240,000	62.00	2,452,670	18.57%
Marathon CLO XIII, Ltd.	CLO Subordinate Note	5,300,000	4,720,661	23.00	1,080,834	14.86%
Octagon Investment Partners 37, Ltd.	CLO Subordinate Note	2,125,000	1,608,625	50.00	1,020,670	18.21%
Octagon Investment Partners 43, Ltd.	CLO Income Note	5,750,000	4,968,575	57.00	2,865,541	15.65%
Venture 37 CLO, Limited	CLO Subordinate Note	5,200,000	4,478,593	43.00	2,072,961	18.74%

1. Source: Schedule of Investments of the Company's March 31, 2020 unaudited financial statements.

Past performance is not indicative of, or a guarantee of, future performance. No representation is being made as to the applicability of historical statistics to future periods. Please see Important Information on page 1.



EIC SUPPLEMENTAL INFORMATION[1]

Portfolio Detail – Holdings as of April 2020

CLO Holdings (as of April 30, 2020)	Type	Cash Received During Q2 2020	Cash Received During Q1 2020	OC Test Senior to the Security as of April 2020[2]
BBB-Rated CLO Debt				
CSAM Madison Park XXXVI Class D Notes[3]	CLO Debt	N/A	N/A	7.13%
BB-Rated CLO Debt				
AGL I Class E Notes[5]	CLO Debt	$129	N/A	6.34%
Ares XLIV Class D Notes	CLO Debt	$64	$66	3.96%
Ares XLV Class E Notes	CLO Debt	$16	$17	5.35%
Barings 2018-IV Class E Notes	CLO Debt	$15	$15	5.09%
Black Diamond 2016-1 Class D-R Notes	CLO Debt	$20	$20	1.34%
Black Diamond 2017-1 Class D Notes	CLO Debt	$76	$79	2.97%
Brigade Battalion XII Class E Notes[4]	CLO Debt	N/A	$30	4.89%
Canyon 2019-1 Class E Notes	CLO Debt	$65	$67	4.50%
Carlyle GMS 2018-1 Class D Notes	CLO Debt	$10	$11	3.01%
Carlyle GMS 2018-2 Class D Notes	CLO Debt	$70	$69	4.48%
Carlyle GMS 2019-1 Class D Notes	CLO Debt	$45	$47	4.99%
CIFC Funding 2015-I Class E-RR Notes	CLO Debt	$51	$53	5.60%
CIFC Funding 2018-II Class D Notes	CLO Debt	$18	$19	6.26%
CIFC Funding 2019-III Class D Notes	CLO Debt	$59	$61	6.18%
CIFC Funding 2019-V Class D Notes[5]	CLO Debt	$282	N/A	6.24%
CIFC Funding 2019-VI Class E Notes[5]	CLO Debt	$93	N/A	6.27%
CSAM Madison Park XLII Class E Notes	CLO Debt	$28	$29	2.96%
CSAM Madison Park XXVII Class D Notes	CLO Debt	$21	$22	3.71%
DFG Vibrant VI Class E Notes[4]	CLO Debt	N/A	$79	3.37%
DFG Vibrant VIII Class D Notes	CLO Debt	$33	$35	3.32%
First Eagle BSL 2019-1 Class D Notes[3]	CLO Debt	N/A	N/A	6.05%
GSO Cook Park Class E Notes	CLO Debt	$18	$19	4.55%
King Street Rockford Tower 2018-2 Class E Notes	CLO Debt	$84	$76	6.71%
LCM XVIII Class E-R Notes	CLO Debt	$12	$12	4.08%
Marathon IX Class D Notes	CLO Debt	$81	$83	0.01%
Marathon XIII Class D Notes	CLO Debt	$78	$182	1.80%
MidOcean X Class E Notes[5]	CLO Debt	$150	N/A	5.56%
OCP 2019-17 Class E Notes	CLO Debt	$64	$137	5.86%
Octagon 37 Class D Notes	CLO Debt	$22	$23	2.98%
Octagon 38 Class D Notes	CLO Debt	$62	$65	3.11%
Octagon 39 Class E Notes	CLO Debt	$18	$19	5.44%
Octagon 41 Class E Notes	CLO Debt	$111	$114	3.60%
Octagon 42 Class E Notes	CLO Debt	$20	$21	5.31%
OZLM XXI Class D Notes	CLO Debt	$76	$80	2.16%
Palmer Square 2018-1 Class D Notes	CLO Debt	$10	$11	5.73%
Prudential Dryden 37 Class ER Notes	CLO Debt	$9	$9	5.01%
TICP IX Class E Notes	CLO Debt	$46	$48	5.51%
York 2 Class E-R Notes	CLO Debt	$30	$31	5.40%
B-Rated CLO Debt				
CIFC Funding 2018-IV Class E Notes	CLO Debt	$48	$50	5.16%
CLO Equity				
CIFC Funding 2019-VI Subordinated Notes[5]	CLO Equity	$258	N/A	5.26%
CSAM Madison Park XXXVII Subordinated Notes[6]	CLO Equity	$178	N/A	3.93%
Marathon XIII Subordinated Notes	CLO Equity	$192	$490	0.63%
Octagon 43 Income Notes[5]	CLO Equity	$338	N/A	4.59%
Octagon 37 Subordinated Notes[6]	CLO Equity	$102	N/A	1.07%
MJX Venture 37 Subordinated Notes	CLO Equity	$237	$283	3.75%

1. The portfolio level data contained herein is unaudited and derived from the Company's quarterly unaudited financial statement and/or the Company's internal records, CLO trustee reports, custody statements and/or other information received from CLO Collateral Managers. Dollar amounts are in thousands. Cash payments reflected are through May 14, 2020.
2. For BBB-rated securities the OC Test reflects the A OC Cushion, for BB-rated securities the BBB OC Cushion, and for all other securities the BB OC Cushion.
3. As of May 14, 2020, the CLO either has not reached its first payment date, or in the case of secondary purchases, has not made a payment since the Company owned the security.
4. The Q2 2020 payment date for the security is after May 14, 2020.
5. The security made its first scheduled payment in Q2 2020.
6. The Company purchased the security after the Q1 2020 payment date.

No representation is being made as to the applicability of historical statistics to future periods. Please see Important Information on page 1.





EIC SUPPLEMENTAL INFORMATION

Portfolio Summary

The Company's portfolio was 77% BB-Rated CLO Debt, 2% B-Rated CLO Debt, and 21% CLO Equity[1]

Summary Statistics[2]	
WA Yield on the Portfolio	9.54%
WA Yield on CLO Debt	7.49%
WA Coupon on CLO Debt	L + 6.36%
WA Mark on CLO Debt	52.29%
WA Effective Yield on CLO Equity	17.24%

Summary of Underlying Portfolio Characteristics[3]	
Number of Unique Underlying Loan Obligors	1,274
Largest Exposure to an Individual Obligor	1.31%
Average Individual Loan Obligor Exposure	0.08%
Top 10 Obligors Loan Exposure	6.06%
Currency: USD Exposure	100.00%
Indirect Exposure to Senior Secured Loans[4]	98.21%
WA Junior OC Cushion	4.06%
WA Market Value of Loan Collateral	83.68%
WA Stated Loan Spread	3.54%
WA Loan Rating[5]	B+/B
WA Loan Maturity	5.2 years
WA Remaining CLO Reinvestment Period	3.7 years

Asset Type Summary[1]

BB-Rated CLO Debt: $47.6mm (77.3%)
B-Rated CLO Debt: $0.9mm (1.5%)
CLO Equity: $13.0mm (21.2%)

Past performance is not indicative of, or a guarantee of, future performance. No representation is being made as to the applicability of historical statistics to future periods. Please see Important Information on page 1.

1. Represents the estimated fair value of investments as of March 31, 2020.
2. WA (Weighted Average). Weighted average coupon of CLO debt and weighted average mark of CLO debt are based on relative par amounts as of March 31, 2020. Weighted average effective yield on the portfolio of investments is estimated based upon the estimated fair market value of the investments, current projections of the amounts and timing of each investment's recurring distributions (which for CLO debt securities reflects the scheduled coupon payments and for CLO equity securities reflects various assumptions), and the estimated amounts and timing of principal payments (which may differ from the scheduled maturity date of an investment). The weighted average effective yield is calculated based on the amortized current cost of investments. This statistic is being provided for informational purposes only and does not necessarily reflect the yield at which the Company's records its investment income for each investment. The estimated yield and investment cost may ultimately not be realized.
3. The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO" and other related investments held by the Company as of March 31, 2020 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to March 2020 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, March 2020 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of March 31, 2020 and this data may not be representative of current or future holdings. The weighted average remaining reinvestment period information is based on the fair value of CLO equity and debt investments held by the Company at the end of the reporting period.
4. Data represents aggregate indirect exposure. We obtain our exposure in underlying senior secured loans indirectly through our CLO and related investments.
5. Credit ratings shown are based on those assigned by Standard & Poor's Rating Group, or "S&P," or, for comparison and informational purposes, if S&P does not assign a rating to a particular obligor, the weighted average rating shown reflects the S&P equivalent rating of a rating agency that rated the obligor provided that such other rating is available with respect to a CLO or related investment held by us. In the event multiple ratings are available, the lowest S&P rating, or if there is no S&P rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. For certain obligors, no rating is available in the reports received by the Company. Ratings below BBB- are below investment grade. Further information regarding S&P's rating methodology and definitions may be found on its website (www.standardandpoors.com).

EIC SUPPLEMENTAL INFORMATION
Obligor and Industry Exposures



As of March 31, 2020, EIC has exposure to 1,274 unique underlying borrowers across a range of industries

Obligor and Industry Exposure				
Top 10 Underlying Obligors[1]	**% Total**	**Top 10 Industries of Underlying Obligors[1,2]**	**% Total**	
Altice	1.3%	Technology	10.7%	
Asurion	0.7%	Health Care	9.8%	
Sinclair Television Group	0.6%	Publishing	7.8%	
TransDigm	0.6%	Commercial Services & Supplies	6.0%	
Kindred Healthcare	0.5%	Financial Intermediaries	5.7%	
Power Solutions	0.5%	Telecommunications	5.6%	
Cineworld Limited	0.5%	Lodging & Casinos	5.1%	
CenturyLink	0.5%	Building & Development	3.4%	
AthenaHealth Inc	0.4%	Diversified Insurance	3.1%	
Envision Healthcare Holdings	0.4%	Food/Drug Retailers	3.1%	
Total	**6.1%**	**Total**	**60.4%**	

1. The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO", equity and related investments (i.e., loan accumulation facilities) held by the Company as of March 31, 2020 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to March 2020 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, March 2020 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of March 31, 2020 and this data may not be representative of current or future holdings.
2. Industry categories are based on the S&P industry categorization of each obligor as reported in CLO trustee reports to the extent so reported. Certain CLO trustee reports do not report the industry category of all of the underlying obligors and where such information is not reported, it is not included in the summary look-through industry information shown; if they were reflected, they would represent 4.3%.



Only 4.6% of EIC's underlying loan portfolio is scheduled to mature prior to 2023

Maturity Distribution of Underlying Obligors[1]

% of Fund Exposure

Maturity	% of Fund Exposure
2020	0.2%
2021	1.0%
2022	3.4%
2023	8.7%
2024	22.1%
2025	29.7%
2026+	34.9%

Maturity

1. The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO", equity and related investments (i.e., loan accumulation facilities) held by the Company as of March 31, 2020 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to March 2020 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, March 2020 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of March 31, 2020 and this data may not be representative of current or future holdings.



SELECTED MARKET DATA



SELECTED MARKET DATA
Loan Credit Fundamentals



Average Leverage Multiples of <u>Outstanding</u> Loans (Debt/EBITDA)[1]



Average Interest Coverage Multiples of <u>Outstanding</u> Loans (EBITDA/Interest)[1]



Average Leverage Multiples of <u>Newly Issued</u> Loans (Debt/EBITDA)[2]



Average Interest Coverage Multiples of <u>Newly Issued</u> Loans (EBITDA/Interest)[2]



Source: S&P LCD.

1. Data based on the weighted average ongoing leverage and interest coverage multiples of all public issuers within the S&P/LSTA Leveraged Loan Index. As of December 31, 2019, this included approximately $190 billion of outstanding loans.

2. Data based on the average point-in-time leverage and interest coverage multiples of newly issued large corporate loans during the period and does not reflect their ongoing financial performance.







SELECTED MARKET DATA

Loan Credit Fundamentals

EAGLE POINT INCOME COMPANY

Annual Revenue Change (YoY) for Below Investment Grade Companies[1]

16.9%
16.5%
11.1%
(4.9%)
(7.3%)
(11.3%)
(3.2%)
12.9%
5.2%
8.0%
14.5%
13.7%
21.0%
18.0%
14.0%
14.0%
12.0%
9.1%
9.9%
8.9%
10.5%
9.3%
11.0%
13.5%
16.3%
12.4%
12.5%
13.6%
10.3%
6.3%
3.9%
5.4%
4.8%
7.2%
8.5%
6.2%
8.7%
10.0%
9.4%
9.6%
11.8%
13.6%
11.0%
9.3%
6.1%
4.5%
5.7%
4.2%
Revenue Growth % (YoY)
1Q08 2Q08 3Q08 4Q08 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19

Annual EBITDA Change (YoY) for Below Investment Grade Companies[1]

7.5%
9.7%
0.1%
(6.8%)
(17.8%)
(15.2%)
9.7%
15.4%
9.4%
15.0%
24.5%
20.2%
19.6%
17.0%
14.8%
9.6%
12.8%
12.2%
9.3%
8.3%
6.8%
6.1%
6.8%
8.8%
7.1%
8.8%
9.5%
10.2%
5.8%
7.1%
6.2%
7.0%
7.1%
5.8%
4.3%
5.2%
(1.3%)
4.7%
5.8%
4.7%
9.3%
12.1%
13.3%
9.5%
2.7%
1.7%
2.5%
0.0%
EBITDA Growth % (YoY)
1Q08 2Q08 3Q08 4Q08 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19

Source: S&P LCD.

1. Data based on the average annual revenue and EBITDA change (YoY) for public issuers within the S&P/LSTA Leveraged Loan Index. As of December 31, 2019, this included approximately $190 billion of outstanding loans.

SELECTED MARKET DATA
Liquidity Considerations



- Secondary trading is conducted through BWICs ("Bids Wanted in Competition") and privately negotiated sales
- CLO debt and equity tranches typically settle electronically via DTC and trade on a T+2 basis

Annual CLO Trading Volume

Volume in billions

Year	Non-Investment Grade Rated CLO Tranches	Investment Grade Rated CLO Tranches
2011	$15.3	$24.1
2012	$70.5	$35.4
2013	$36.6	$42.7
2014	$32.3	$47.7
2015	$39.1	$52.0
2016	$37.8	$52.2
2017	$42.1	$26.2
2018	$28.2	$45.7
2019	$36.10	$74.80
Q1 2020	$15.2	$42.4

There was over $85 billion of CLO trading volume annually on average over the last 5 years

Source: J.P. Morgan, FINRA reported CBO/CDO/CLO trading volume, Reg S transactions are not included. The total activity of the market is published and although these numbers are not perfect, Eagle Point believes they directionally accurate.
Data as of March 31, 2020.

COMPANY INFORMATION





Eagle Point Income Company Inc.
600 Steamboat Road, Suite 202
Greenwich, CT 06830
www.EaglePointIncome.com

ICR (Media and Investor Relations)
IR@eaglepointincome.com
(203) 340 8510